Exhibit 10.1

THIRD AMENDMENT TO EMPLOYMENT AGREEMENT

This is the Third Amendment to the Employment Agreement (the "Agreement"), made and entered into the 20th day of November, 2002, the First Amendment to Employment Agreement (the "Amendment") made and entered into the 26th day of January, 2004, and the Second Amendment ("Second Amendment") to Employment Agreement made and entered into the 18th day of January, 2006, by and between THE DIXIE GROUP, INC., a Corporation having its principal place of business at 2208 South Hamilton Street, Dalton, Georgia 30721 (hereinafter referred to as the "Employer") and DAVID POLLEY, an individual residing at West Brow Road, Lookout Mountain, Tennessee (hereinafter referred to as the "Employee").

The Employer and Employee, pursuant to paragraph 14 of the Agreement, amend the Agreement in writing as follows:

1. The date of "November 19, 2008" is substituted for the date of "November 19, 2007" in paragraph 1 of the Second Amendment.

2. Paragraph 9 of the Agreement is deleted in its entirety.

IN WITNESS WHEREOF, the Employer has caused this Agreement to be executed by its duly constituted officers and the Employer has hereunto set his hand to be effective as of January 6, 2007.

ACCEPTED AND AGREED:

Dixie Group, Inc.

By: /s/ David Polley   By: /s/ Daniel K. Frierson
     David Polley   Daniel K. Frierson

Dated: 1-6-07   Dated: 1-5-07